UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to Lion Group Holding Ltd.

On January 23, 2025, the Company entered into an amendment (the “Amendment”) to the Securities Purchase Agreement August 4, 2024, (the “SPA”) with ATW Opportunities Master Fund, L.P. (“ATW”) and ATW Opportunities Master Fund II, L.P. (“ATW II”). Pursuant to the amendment, the parties to the SPA agreed to amend the conversion price per American Depositary Share (the “ADS”) of any further Debentures (as defined in the SPA) issuable under the SPA to the lower of (x) $0.16 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date. The parties further agreed to amend the exercise price of any further warrants issuable under the SPA shall be $0.16 per ADS. On the same date, ATW II exercised its subsequent closing right (the “Second Closing”) and purchased an additional Debenture (the “Second Debenture”) having a principal balance of $2,135,000. The Second Closing occurred on January 23, 2025. The Company intends to use the proceeds from the issuance of the Debenture for working capital purposes. The Second Debenture matures on January 23, 2028, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs, beginning after its original date of issuance at a conversion price at the lower of (x) $0.16 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date. Interest is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. The Company also issued a Series K Warrant (the “Series K Warrant”) to purchase up to 10,007,812 ADSs as contemplated in the SPA for the Second Closing. As part of the consideration of the Second Closing, the parties agreed that the issuance of the Second Debenture and Series K Warrant will not affect the conversion price of outstanding debentures and the exercise price of outstanding warrants held by ATW and ATW II.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Amendment to the SPA, the form of Second Debenture, and the form of Series K Warrant attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series K Warrant
10.1	Amendment to the Securities Purchase Agreement dated January 23, 2025.
10.2	Form of Convertible Debenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2025	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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